Atlassian Announces Second Quarter Fiscal Year 2020 Results

Quarterly revenue of $408.7 million, up 37% year-over-year
Quarterly IFRS operating margin of 10% and non-IFRS operating margin of 31%
Quarterly cash flow from operations of $218.4 million and free cash flow of $202.0 million

SAN FRANCISCO (January 23, 2020) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its second quarter of fiscal 2020 ended December 31, 2019 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“We had a strong quarter, growing revenue 37% year-over-year and generating record profitability and free cash flow,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “Subscription revenue grew 50% year-over-year, underscoring the progress we continue to make in our cloud-first strategy. This is just another small step on our long-term journey to build an enduring company.”

“This quarter, the Atlassian Marketplace crossed $1 billion in lifetime sales,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “ We built on that momentum and launched Forge, our new cloud app development platform. Forge reduces the cost and complexity for developers to build cloud apps for their own teams and the broader Atlassian customer base.”

Second Quarter Fiscal Year 2020 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $408.7 million for the second quarter of fiscal 2020, up 37% from $299.0 million for the second quarter of fiscal 2019.

•
Operating Income/Loss and Operating Margin: Operating income was $41.8 million for the second quarter of fiscal 2020, compared with an operating loss of $3.2 million for the second quarter of fiscal 2019. Operating margin was 10% for the second quarter of fiscal 2020, compared with (1%) for the second quarter of fiscal 2019.

•
Net Income and Net Income Per Diluted Share: Net income was $124.1 million for the second quarter of fiscal 2020, compared with net income of $45.2 million for the second quarter of fiscal 2019. Net income per diluted share was $0.49 for the second quarter of fiscal 2020, compared with net income per diluted share of $0.18 for the second quarter of fiscal 2019.

Net income for the second quarter of fiscal 2020 included a non-cash gain recorded in “other non-operating income, net” of $106.4 million, compared with a non-cash gain of $31.3 million in the second quarter of fiscal 2019, as a result of marking to fair value the exchange feature of Atlassian’s exchangeable senior notes and related capped calls.

•	Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the second quarter of fiscal 2020 totaled $1.9 billion.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $125.4 million for the second quarter of fiscal 2020, compared with operating income of $74.8 million for the second quarter of fiscal 2019. Operating margin was 31% for the second quarter of fiscal 2020, compared with 25% for the second quarter of fiscal 2019.

•
Net Income and Net Income Per Diluted Share: Net income was $93.9 million for the second quarter of fiscal 2020, compared with net income of $61.7 million for the second quarter of fiscal 2019. Net income per diluted share was $0.37 for the second quarter of fiscal 2020, compared with net income per diluted share of $0.25 for the second quarter of fiscal 2019.

•
Free Cash Flow: Cash flow from operations was $218.4 million and free cash flow was $202.0 million for the second quarter of fiscal 2020. Free cash flow margin for the second quarter of fiscal 2020 was 49%.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer Growth: Atlassian ended the second quarter of fiscal 2020 with a total customer count, on an active subscription or maintenance agreement basis, of 164,790. Atlassian added 5,003 net new customers during the quarter.

•
Atlassian Marketplace: During the second quarter of fiscal 2020, the Atlassian Marketplace surpassed a new milestone, achieving $1 billion in lifetime sales since its inception in 2012. Atlassian also launched Forge, its new cloud app development platform. Forge reduces the cost and complexity for developers to build cloud apps for their own teams and the broader Atlassian customer base. With more than 4,000 apps designed to enhance Atlassian products, the Atlassian Marketplace is one of the world’s largest enterprise app stores.

•
Atlassian Summit 2020: Atlassian will hold its Summit user conference in Las Vegas, at the Mandalay Bay South Convention Center, from March 31 through April 2, 2020. Thousands of customers will gather to learn about Atlassian products and practices that will help their teams work more openly and collaboratively. New York Times best-selling author, Malcolm Gladwell, is one of this year’s Atlassian Summit keynote speakers, joining other notable speakers from companies including Airbnb, Fidelity, Splunk, Anthem, VMware, T-Mobile, Netflix, and many more. General information on Summit can be found at https://www.atlassian.com/company/events/summit.

A Fond Farewell:
Atlassian also announced that its President, Jay Simons, will leave Atlassian in July 2020. Jay joined Atlassian 12 years ago to build and lead Atlassian’s go-to-market effort. One of Atlassian’s competitive advantages is how easily customers can purchase, adopt, and drive value through Atlassian products. Jay will leave behind a team that has helped redefine the enterprise software business model through a customer-oriented flywheel built for scale.

“It’s been such a privilege to be part of a company that has positively impacted millions of teams from hundreds of thousands of organizations,” said Simons. “And Atlassian is just getting warmed up. I’m proud to have played a small part in helping build such a durable culture and business model.”

“It has been an honor to work alongside Jay, who is an invaluable partner, mentor and friend,” said Mike Cannon-Brookes. “Jay has been a foundational steward of our organization and culture.”

“As the architect of our go-to-market model, part of Jay’s legacy was transforming us into a company with global impact across more than 160,000 customers, 4,000 employees, and approaching $1.6 billion in revenue,” said Scott Farquhar. “Atlassian has never been better positioned for success, and we look forward to continuing to grow with the frictionless business model that Jay helped build.”

Atlassians are grateful for Jay’s leadership over the years. As a leader who always prioritizes the long-term, he leaves Atlassian built for just that.

Financial Targets:
Atlassian is providing its financial targets for the third quarter and full fiscal year 2020. The company’s financial targets are as follows:

•	Third Quarter Fiscal Year 2020:

•	Total revenue is expected to be in the range of $395 to $399 million.

•	Gross margin is expected to be approximately 82% on an IFRS basis and approximately 85% on a non-IFRS basis.

•	Operating margin is expected to be approximately (8%) on an IFRS basis and approximately 16% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.19) on an IFRS basis, and net income per diluted share is expected to be approximately $0.20 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 244 million to 246 million shares when calculating diluted IFRS net loss per share and in the range of 251 million to 253 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2020:

•	Total revenue is expected to be in the range of $1,590 million to $1,600 million.

•	Gross margin is expected to be in the range of 82.5% to 83% on an IFRS basis and in the range of 85.5% to 86% on a non-IFRS basis.

•	Operating margin is expected to be in the range of (2%) to (1%) on an IFRS basis and in the range of 21% to 22% on a non-IFRS basis.

•	Net income per diluted share is expected to be in the range of $0.48 to $0.54 on an IFRS basis and in the range of $1.03 to $1.09 on a non-IFRS basis.

•	Weighted average share count is expected to be in the range of 252 million to 253 million shares when calculating diluted IFRS and non-IFRS net income per share.

•	Cash flow from operations is expected to be in the range of $535 million to $545 million and free cash flow is expected to be in the range of $475 million to $485 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income (loss) per diluted share, and free cash flow has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details:
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, January 23, 2020 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-866-211-4184. For international callers, please dial 1-647-689-6846. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-800-585-8367 (access code 8456705). International callers, please dial 1-416-621-4642 (access code 8456705).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 164,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify and NASA - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Matt Sonefeldt
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, go-to-market model, Atlassian Marketplace, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and from fiscal 2020, with the adoption of IFRS 16, Leases (“IFRS 16”), payments of lease obligations are also deducted.

Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation.

•	Amortization of acquired intangible assets.

•	Non-coupon impact related to exchangeable senior notes and capped calls:

◦	Amortization of notes discount and issuance costs.

◦	Mark to fair value of the exchangeable senior notes exchange feature.

◦	Mark to fair value of the related capped call transactions.

•	The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•	Capital expenditures and payments of lease obligations.

We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.

•	For planning purposes, including the preparation of our annual operating budget.

•	To allocate resources to enhance the financial performance of our business.

•	To evaluate the effectiveness of our business strategies.

•	In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Revenues:
Subscription	$228,684	$152,500	$429,779	$286,565
Maintenance	116,877	97,161	226,948	189,897
Perpetual license	29,051	25,778	53,795	47,617
Other	34,113	23,540	61,593	42,192
Total revenues	408,725	298,979	772,115	566,271
Cost of revenues (1) (2)	65,761	49,782	128,040	94,967
Gross profit	342,964	249,197	644,075	471,304
Operating expenses:
Research and development (1) (2)	172,420	131,364	348,302	255,744
Marketing and sales (1) (2)	69,263	68,950	137,306	121,212
General and administrative (1)	59,440	52,052	121,181	97,709
Total operating expenses	301,123	252,366	606,789	474,665
Operating income (loss)	41,841	(3,169)	37,286	(3,361)
Other non-operating income (expense), net	104,214	32,592	186,449	(204,656)
Finance income	8,100	7,659	17,212	14,925
Finance costs	(12,364)	(10,019)	(24,691)	(19,921)
Income (loss) before income tax (expense) benefit	141,791	27,063	216,256	(213,013)
Income tax (expense) benefit	(17,717)	18,122	(22,862)	15,753
Net income (loss)	$124,074	$45,185	$193,394	$(197,260)
Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.51	$0.19	$0.79	$(0.83)
Diluted	$0.49	$0.18	$0.77	$(0.83)
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	244,203	237,740	243,497	236,979
Diluted	250,960	247,255	250,950	236,979
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Cost of revenues	$4,407	$3,766	$9,119	$7,285
Research and development	45,978	32,976	94,917	59,822
Marketing and sales	10,874	9,850	21,505	17,611
General and administrative	9,179	13,912	22,193	24,166

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Cost of revenues	$9,173	$7,060	$17,661	$12,411
Research and development	42	21	83	21
Marketing and sales	3,925	10,368	7,611	19,356

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	December 31, 2019	June 30, 2019
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,239,725	$1,268,441
Short-term investments	697,658	445,046
Trade receivables	123,663	82,525
Tax receivables	1,881	707
Derivative assets	226,348	215,156
Prepaid expenses and other current assets	45,741	30,236
Total current assets	2,335,016	2,042,111
Non-current assets:
Property and equipment, net	83,268	81,459
Deferred tax assets	13,002	17,084
Goodwill	632,817	608,907
Intangible assets, net	141,520	150,975
Right-of-use assets, net	237,655	—
Other non-current assets	59,896	76,722
Total non-current assets	1,168,158	935,147
Total assets	$3,503,174	$2,977,258
Liabilities
Current liabilities:
Trade and other payables	$151,911	$159,487
Tax liabilities	20,942	11,703
Provisions	9,512	8,983
Deferred revenue	533,820	440,954
Lease obligations	35,285	—
Derivative liabilities	672,923	855,005
Current portion of exchangeable senior notes, net	871,166	853,576
Total current liabilities	2,295,559	2,329,708
Non-current liabilities:
Deferred tax liabilities	10,212	13,872
Provisions	7,064	6,082
Deferred revenue	44,379	27,866
Lease obligations	250,812	—
Other non-current liabilities	140	34,263
Total non-current liabilities	312,607	82,083
Total liabilities	2,608,166	2,411,791
Equity
Share capital	24,478	24,199
Share premium	459,114	458,166
Other capital reserves	964,267	816,660
Other components of equity	19,493	32,079
Accumulated deficit	(572,344)	(765,637)
Total equity	895,008	565,467
Total liabilities and equity	$3,503,174	$2,977,258

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Operating activities
Income (loss) before income tax (expense) benefit	$141,791	$27,063	$216,256	$(213,013)
Adjustments to reconcile loss before income tax (expense) benefit to net cash provided by operating activities:
Depreciation and amortization	17,753	20,685	34,410	38,100
Depreciation of right-of-use assets	8,869	—	17,227	—
Gain on sale of investments and other assets	(217)	(2,357)	(264)	(2,347)
Net unrealized gain on investments	—	(47)	—	(47)
Net unrealized foreign currency loss	3,183	530	946	108
Share-based payment expense	70,438	60,504	147,734	108,884
Net unrealized (gain) loss on exchange derivative and capped call transactions	(106,423)	(31,348)	(188,526)	205,005
Amortization of debt discount and issuance cost	8,848	8,433	17,590	16,766
Interest income	(8,099)	(7,545)	(17,211)	(14,811)
Interest expense	3,516	1,585	7,099	3,155
Changes in assets and liabilities:
Trade receivables	(24,276)	(17,769)	(41,113)	(23,140)
Prepaid expenses and other assets	2,227	(18,885)	(6,370)	(17,207)
Trade and other payables, provisions and other non-current liabilities	26,320	32,252	(5,509)	17,974
Deferred revenue	77,223	51,097	108,779	72,745
Interest received	7,591	6,981	16,270	13,721
(Income tax paid) tax refunds received, net	(10,379)	(743)	(12,762)	9,472
Net cash provided by operating activities	218,365	130,436	294,556	215,365
Investing activities
Business combinations, net of cash acquired	(37,168)	(263,554)	(37,983)	(263,554)
Purchases of intangible assets	—	—	—	(850)
Purchases of property and equipment	(7,010)	(7,807)	(13,123)	(18,523)
Proceeds from sales of property, equipment and intangible assets	—	3,000	—	3,721
Purchases of investments	(263,122)	(129,948)	(586,878)	(194,389)
Proceeds from maturities of investments	70,569	93,581	193,018	185,914
Proceeds from sales of investments	82,942	151	141,961	5,672
Increase in restricted cash	—	(552)	—	(552)
Net cash used in investing activities	(153,789)	(305,129)	(303,005)	(282,561)
Financing activities
Proceeds from exercise of share options	331	707	986	1,704
Payment of exchangeable senior notes issuance costs	—	—	—	(410)
Payments of lease obligations	(9,357)	—	(17,027)	—
Interest paid	(3,125)	(3,194)	(3,125)	(3,194)
Net cash used in financing activities	(12,151)	(2,487)	(19,166)	(1,900)
Effect of exchange rate changes on cash and cash equivalents	109	(11)	(1,101)	(654)
Net increase (decrease) in cash and cash equivalents	52,534	(177,191)	(28,716)	(69,750)
Cash and cash equivalents at beginning of period	1,187,191	1,517,780	1,268,441	1,410,339
Cash and cash equivalents at end of period	$1,239,725	$1,340,589	$1,239,725	$1,340,589

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2019	2018	2019	2018
Gross profit
IFRS gross profit	$342,964	$249,197	$644,075	$471,304
Plus: Share-based payment expense	4,407	3,766	9,119	7,285
Plus: Amortization of acquired intangible assets	9,173	7,060	17,661	12,411
Non-IFRS gross profit	$356,544	$260,023	$670,855	$491,000
Operating income
IFRS operating income (loss)	$41,841	$(3,169)	$37,286	$(3,361)
Plus: Share-based payment expense	70,438	60,504	147,734	108,884
Plus: Amortization of acquired intangible assets	13,140	17,449	25,355	31,788
Non-IFRS operating income	$125,419	$74,784	$210,375	$137,311
Net income
IFRS net income (loss)	$124,074	$45,185	$193,394	$(197,260)
Plus: Share-based payment expense	70,438	60,504	147,734	108,884
Plus: Amortization of acquired intangible assets	13,140	17,449	25,355	31,788
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(97,575)	(22,915)	(170,936)	221,771
Less: Income tax effects and adjustments	(16,182)	(38,528)	(31,645)	(54,262)
Non-IFRS net income	$93,895	$61,695	$163,902	$110,921
Net income per share
IFRS net income (loss) per share - diluted	$0.49	$0.18	$0.77	$(0.83)
Plus: Share-based payment expense	0.28	0.24	0.59	0.47
Plus: Amortization of acquired intangible assets	0.05	0.07	0.10	0.13
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(0.39)	(0.08)	(0.68)	0.90
Less: Income tax effects and adjustments	(0.06)	(0.16)	(0.13)	(0.22)
Non-IFRS net income per share - diluted	$0.37	$0.25	$0.65	$0.45
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net income (loss) per share	250,960	247,255	250,950	236,979
Plus: Dilution from share options and RSUs (1)	—	—	—	10,066
Weighted-average shares used in computing diluted non-IFRS net income per share	250,960	247,255	250,950	247,045
Free cash flow
IFRS net cash provided by operating activities	$218,365	$130,436	$294,556	$215,365
Less: Capital expenditures	(7,010)	(7,807)	(13,123)	(18,523)
Less: Payments of lease obligations	(9,357)	—	(17,027)	—
Free cash flow (2)	$201,998	$122,629	$264,406	$196,842
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the six months ended December 31, 2018 because the effect would have been anti-dilutive.
(2) As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending March 31, 2020	Fiscal Year Ending June 30, 2020
Revenue	$395 to $399 million	$1,590 million to $1,600 million

IFRS gross margin	82%	82.5% to 83%
Plus: Share-based payment expense	1	1
Plus: Amortization of acquired intangible assets	2	2
Non-IFRS gross margin	85%	85.5% to 86%

IFRS operating margin	(8%)	(2%) to (1%)
Plus: Share-based payment expense	22	20
Plus: Amortization of acquired intangible assets	2	3
Non-IFRS operating margin	16%	21% to 22%

IFRS net (loss) income per share - diluted	($0.19)	$0.48 to $0.54
Plus: Share-based payment expense	0.34	1.25
Plus: Amortization of acquired intangible assets	0.04	0.17
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.04	(0.61)
Less: Income tax effects and adjustments	(0.03)	(0.26)
Non-IFRS net income per share - diluted	$0.20	$1.03 to $1.09

Weighted-average shares used in computing diluted IFRS net (loss) income per share	244 million to 246 million	252 million to 253 million
Dilution from share options and RSUs (1)	7 million	—
Weighted-average shares used in computing diluted non-IFRS net income per share	251 million to 253 million	252 million to 253 million

IFRS net cash provided by operating activities		$535 million to $545 million
Less: Capital expenditures		(30 million)
Less: Payments of lease obligations		(30 million)
Free cash flow (2)		$475 million to $485 million

(1) The effects of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending March 31, 2020 because the effect would be anti-dilutive.
(2) As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.